March 12, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Command Security Corporation

Form 10-K for the Year Ended March 31, 2012

Filed June 28, 2012

File No. 001-33525

Dear Mr. Spirgel:

This letter sets forth the responses of Command Security Corporation (the “Company”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated February 13, 2013, relating to the Company’s Form 10-K for the Year Ended March 31, 2012, originally filed with the Commission on June 28, 2012. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 16

1. Please explain the correlation between the increase in workers’ compensation claims expense and the decreases in the workers’ compensation balance of $500,000 in Other Assets and $200,000 in the accrued insurance reserve at March 31, 2012. We note that overall expense has increased by approximately 10% during 2012 while related assets and insurance reserve balances have decreased from March 31, 2011.

Response:

The Company charges costs associated with workers’ compensation as an expense and the corresponding accrued liability is reflected as a reduction to the workers’ compensation insurance balance included in other assets. The change in the workers’ compensation asset account is a function of the timing of payments made for the Company’s workers’ compensation insurance program as well as the expense accrued as noted above. Accordingly, changes in the workers’ compensation asset balances do not correlate on a one to one basis with the amount of workers’ compensation expense.

Insurance reserves represent estimated accrued liabilities for general liability related insurance claims only; specifically workers’ compensation claims are not included in insurance reserves.

Provision for Income Taxes, page 17

2. Please explain to readers why the effective income tax rate increased from 46.6% to 74.7% for the year ended March 31, 2012 while overall income tax expense decreased by $1 million, and advise us.

Response:

The Company’s effective income tax rate increased by 28.1% to 74.7% reported for the fiscal year ended March 31, 2012 from 46.6% reported for fiscal 2011. Pretax income decreased by $2,480,495 to $555,760 in the fiscal year ended March 31, 2012 from $3,036,255 in fiscal 2011. As book income decreased for the fiscal year ended March 31, 2012 compared to fiscal 2011, the non-deductible expenses had a greater impact on the effective income tax rate.

The provision for income taxes decreased by $1,001,000 to $415,000 in the fiscal year ended March 31, 2012 from $1,416,000 in fiscal 2011 primarily as a result of the aforementioned decrease in pretax income multiplied by the Company’s applicable statutory income tax rates. This decrease in book income accounted for 27.3% of the 28.1% net increase in the Company’s effective income tax rate. The deferred tax charge for removing deferred tax assets related to expired stock options amounted to $236,816 and accounted for 3.2% of such increase. The remaining balance of the effective rate change (-2.4%) was due to other changes between the fiscal years ended March 31, 2012 and 2011. The Company undertakes to explain this in its future filings.

Financial Statements and Supplementary Data

Note 1. Business Description and Summary of Accounting Policies, page F-7

Insurance Reserves, page F-8

3. Clarify in your policy disclosure if your estimates of accrued workers compensation liabilities reflect incurred but not reported claims. Also disclose, in quantified detail, the range of annual workers’ compensation insurance premiums, the extent of your insurance coverage, and the extent that the company is self-insured.

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Response:

The Company undertakes to provide in its future filings the revised policy disclosure regarding workers’ compensation, including the range of its annual workers’ compensation insurance premiums, the extent of its insurance coverage, and the extent that the Company is self-insured as set forth below:

Workers’ compensation annual costs are comprised of premiums as well as incurred losses as determined at the end of the coverage period, subject to minimum and maximum amounts. Workers’ compensation insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported as provided by a third party. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. The Company continually monitors changes in claim type and incident and evaluates the workers’ compensation insurance accrual, making necessary adjustments based on the evaluation of these qualitative data points.

The Company is self-insured up to certain stop loss amounts for worker’s compensation claims. The Company has purchased stop loss coverage that insures individual claims that exceed $500,000. Additionally, the Company has purchased stop loss coverage that insures claims in the aggregate that exceed $4,065,750 and $3,890,250 for the policy years ended September 30, 2012 and 2011, respectively. The Company’s workers’ compensation insurance premiums (including loss handling expenses, loss fund deposits, surcharges & assessments and brokers’ fees) were $2,762,803 and $2,647,204 for the policy years ended September 30, 2012 and 2011, respectively.

Note 5. Other Assets - Workers’ compensation insurance, page F-10

4. Please disclose, and explain to us, the nature of the other asset “workers’ compensation insurance.” Disclose and tell us if there is an offsetting claim liability reported on your balance sheet and if so, identify the line item(s) where it appears.

Response:

The other asset workers’ compensation insurance represents the net amount of the payments made to cover the workers’ compensation insurance premium against the actual premium due as well as the difference in the amount deposited to the loss fund less the estimated workers’ compensation claims and reserves, related to the historical loss claims as well as the estimates related to the incurred but not reported claims. There is no offsetting claim liability reported as the Company has determined that there is a sufficient amount deposited into the loss funds to cover the estimated claims reserve as well as the estimate related to the incurred but not reported claims.

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Note 16. Income Taxes, page F-16

5. Please disclose the nature and amount of the permanent differences in your reconciliation of the effective income tax rate for the year ended March 31, 2012 and advise us.

Response:

The permanent differences in our reconciliation of the effective tax rate for the year ended March 31, 2012 are as follows:

Amortization of customer lists	$219,471	16.3%
Other nondeductible expenses	165,400	12.3%
Deferred tax charge – expired stock options	236,816	17.6%
Total	$621,687	46.1%

The permanent difference for amortization of customer lists arose through the acquisition of a business structured as a stock purchase. The Company amortizes the value of these customer lists for financial statement purposes, but is not allowed to deduct amortization of the customer lists for tax purposes. Other non-deductible expenses include meals, entertainment and penalties.

The deferred tax charge reverses deferred tax assets established when the stock options were expensed. The Company records an expense for financial statement purposes for the fair value of the options over the vesting period of the options, net of deferred taxes. For tax purposes, the Company is unable to deduct the expense related to the stock options unless, and until, the stock options are exercised. The tax deductibility is calculated as the difference between the option exercise price and the fair value of the stock on the date of exercise. When the tax deductible amount is less than the amount originally expensed for financial statement purposes, the difference must be expensed through a charge to deferred tax expense.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding any of the responses in this letter, please call our counsel, Arlene Lim at Winston & Strawn LLP, at (312) 558-6061, or call me at (703) 464-4735.

Respectfully submitted,

/s/ Craig P. Coy

Craig P. Coy
Chief Executive Officer

Enclosures

cc:	N. Paul Brost

Barry Regenstein

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